Exhibit 99.1
Convocation Notice of the 23rd Annual Meeting of Shareholders

On March 4, 2023, the board of directors of Shinhan Financial Group Co., Ltd. (hereafter “SFG”) resolved to convene the 23rd Annual Meeting of Shareholders. The details are as follows:

Meeting Description

Date and Time: March 26, 2024 10 A.M. Korea Standard Time (UTC+9)

Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Record Date: December 31, 2023

Agendas to be Voted on

Agenda Item No. 1 Approval of Financial Statements and Annual Dividends for fiscal year 2023
(January 1, 2023– December 31, 2023)

Agenda Item No. 2 Election of Directors (8 Independent Directors)

Agenda Item No. 2-1 Independent Director Candidate : Ms. Kim Jo Seol

Agenda Item No. 2-2 Independent Director Candidate : Mr. Bae Hoon

Agenda Item No. 2-3 Independent Director Candidate : Ms. Yoon Jaweon

Agenda Item No. 2-4 Independent Director Candidate : Mr. Lee Yong Guk

Agenda Item No. 2-5 Independent Director Candidate : Mr. JIN Hyun-duk

Agenda Item No. 2-6 Independent Director Candidate : Mr. Choi Jae Boong

Agenda Item No. 2-7 Independent Director Candidate : Ms. Song Seongjoo

Agenda Item No. 2-8 Independent Director Candidate : Mr. Choi. Young-Gwon

Agenda Item No. 3 Election of Audit Committee Member who will serve as Independent Director

(Audit Committee Member Candidate : Mr. Kwak Su Keun)

Agenda Item No. 4 Election of Audit Committee Member (2 members)

Agenda Item No. 4-1 Audit Committee Member Candidate : Mr. Bae Hoon

Agenda Item No. 4-2 Audit Committee Member Candidate : Ms. Yoon Jaweon

Agenda Item No. 5 Approval of the Director Remuneration Limit

Please refer to the attached PDF file to see more details